P. E. 2/6/02


RECEIVED
FEB 11 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K


02013804

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

For the Press Release dated February 6, 2002

CANADIAN NATURAL RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Canada	1-8795	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500, 855 – 2nd Street S.W., Calgary, Alberta, Canada — T2P 4J8
(Address of principal executive offices) — (Zip Code)

Registrant's telephone number, including area code: (403) 517-6700

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: February 7, 2002

By: "B. E. McGrath"
B. E. McGRATH
Assistant Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED

Press Release

CANADIAN NATURAL RESOURCES LIMITED COMMENCES OIL PRODUCTION IN COTE D'IVOIRE

CALGARY, ALBERTA – FEBRUARY 6, 2002 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announces that oil production from the Canadian Natural operated Espoir Field, offshore Côte d'Ivoire, Africa, commenced on February 4, 2002 at 8,500 barrels per day from the first producing well in the development program. The production rate will increase over the next several months to 30,000 barrels of oil per day by the end of the third quarter of 2002 as six more wells are completed from the East Espoir wellhead tower in this first phase of development. Production of associated natural gas is expected to increase to 30 million cubic feet per day.

Hydrocarbons are processed on the "Espoir Ivoirien" Floating Production Storage and Offtake (FPSO) vessel. The FPSO has a total capacity of 40,000 barrels of oil per day. The oil will be sold directly from the FPSO and the natural gas will be transported to shore where it is sold for power generation in Abidjan, the major city of Côte d'Ivoire.

Canadian Natural has a 58.67% equity in the Espoir field with partners PETROCI Holding (20%) and Tullow Côte d'Ivoire Limited (21.33%). The Espoir field has estimated recoverable reserves of 93 million barrels of oil and 180 billion cubic feet of natural gas. The second phase of development, which is currently being studied, comprises placing an additional wellhead tower and drilling in the Western lobe of the reservoir. Additional separate satellite prospects are located in Block CI-26, in close proximity to the Espoir field and could also utilize the FPSO installed at Espoir to process additional production.

Canadian Natural acquired a 36.33% equity in the Espoir field with its acquisition of Ranger Oil in July 2000. In May 2001, Canadian Natural acquired an additional interest from a partner and progressed development of the field. This development included the interpretation of seismic, installation of a wellhead tower and pipelines, procurement and construction of the FPSO and commencement of the drilling program. Development of the field has been completed in the time expected and within its capital expenditure budget.

Canadian Natural owns and operates a majority interest in other blocks located in deeper waters offshore Côte d'Ivoire where exploration prospects have been identified. In Block CI-40, 8 kilometers south of Espoir, Canadian Natural operates, with a 61% equity, the Baobab prospect. In 2001, Canadian Natural drilled an exploratory well on this Block that confirmed the seismic interpretation and tested oil at 6,700 barrels per day. A follow-up appraisal well is currently drilling to further define the extent and size of the Baobab prospect. It is expected that this well will have completed drilling and testing prior to the end of February 2002.

Canadian Natural is a senior exploration and production company, with operations focused in Western Canada, the North Sea and offshore West Africa.

For more information, please contact:

ALLAN P. MARKIN	**JOHN G. LANGILLE**	**STEVE W. LAUT**
Chairman	President	Executive Vice-President, Operations

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4J8
Telephone: (403) 517-6700 **Facsimile:** (403) 517-7350
Email: investor.relations@cnrl.com **Website:** www.cnrl.com

Trading Symbols
Toronto Stock Exchange – **CNQ** New York Stock Exchange – **CED**